Patrick Industries, Inc.

May 29, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-3 of Patrick Industries, File No. 333-146824

Dear Ladies and Gentlemen:

The undersigned, being the Registrant identified in Registration Statement No. 333-146824 (the “Registration Statement”), requests pursuant to Rule 461 of the Securities Act of 1933 that the effective date for such Registration Statement be accelerated so that it will be declared effective at 3:00 p.m., Eastern Standard Time, on Monday, June 2, 2008, or as soon thereafter as practicable.

In addition, the Registrant hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PATRICK INDUSTRIES, INC.

By:	/s/ Andy L. Nemeth

Printed Name: Andy L. Nemeth

Title: Executive Vice President – Finance, Secretary-Treasurer and Chief Financial Officer